UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Workstream Inc.
(Name of Issuer)

Common, $0.01 par value per share
(Title of Class of Securities)

981402100
(CUSIP Number)

June 11, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)
☒           Rule 13d-1(c)
☐           Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 5 Pages

CUSIPNO. 981402100

1	NAMES OF REPORTING PERSONS Greggory Schneider
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY BY OWNED BY SUCH REPORTING PERSON WITH:	5	SOLE VOTING POWER 3,432,500
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,432,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.05%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 2 of 5 Pages

Item 1.
	(a)	Name of Issuer: Workstream Inc.
	(b)	Address of Issuer's Principal Executive Offices:
495 March Road Suite 300 Ottawa, ON K2K 3G1 Canada

Item 2.
	(a)	Names of Persons Filing: Gregg Schneider
	(b)	Address of Principal Business Office or, if None, Residence: 10445 Wilshire Blvd #1806, Los Angeles, CA 90024
	(c)	Citizenship: United States
	(d)	Title of Class of Securities: Common Stock, $0.01 par value per share
	(e)	CUSIP Number:
Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c) check whether the person filing is a: Not applicable
Item 4	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1. Gregorry Schneider
	(a)	Amount beneficially owned: 3,432,500
	(b)	Percent of class: 6.05%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 3,432,500
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 0
		(iv)	Shared power to dispose or to direct the disposition of: 0

Page 3 of 5 Pages

Item 5	Ownership of Five Percent or Less of a Class. Not applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not applicable
Item 8.	Identification and Classification of Members of the Group. Not applicable
Item 9.	Notice of Dissolution of Group. Not applicable
Item 10.	Certifications. Not applicable

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2009

/s/ Greggory Shneider
Gregorry Schneider

Page 5 of 5 Pages